UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934


                                 EDO CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $1.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    281347104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Peter A. Nussbaum, Esq.
                            S.A.C. Capital Advisors, LLC
                             72 Cummings Point Road
                               Stamford, CT 06902
                                 (203) 890-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 13, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

       Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE 13D

--------------------------------                     ---------------------------
CUSIP No.  281347104                                 Page 2 of 10 Pages
--------------------------------                     ---------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Advisors, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              1,000,000
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH               9     SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,000,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,000,000
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)

            [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

                                    SCHEDULE 13D

--------------------------------                     ---------------------------
CUSIP No.  281347104                                 Page 3 of 10 Pages
--------------------------------                     ---------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              1,000,000
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH               9     SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,000,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,000,000
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)

            [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

                                    SCHEDULE 13D

--------------------------------                     ---------------------------
CUSIP No.  281347104                                 Page 4 of 10 Pages
--------------------------------                     ---------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            CR Intrinsic Investors, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              1,000,000
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH               9     SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,000,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,000,000
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)

            [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

                                   SCHEDULE 13D

--------------------------------                     ---------------------------
CUSIP No.  281347104                                 Page 5 of 10 Pages
--------------------------------                     ---------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Steven A. Cohen
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              2,000,000
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH               9     SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,000,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,000,000
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)

            [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "Amendment No. 1") amends the Schedule 13D filed on November 1, 2007 (the "Original Schedule 13D" and, together with this Amendment No. 1, are collectively referred to herein as the "Schedule 13D"). This Amendment No. 1 relates to the common stock, $1.00 par value per share of EDO Corporation, a New York corporation (the "Issuer"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Issuer.

Item 2.   Identity and Background

Item 2 of Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) This statement is filed by:

          (i) S.A.C. Capital Advisors, LLC ("SAC Capital Advisors") with respect to shares of Common Stock directly beneficially owned by S.A.C. Capital Associates, LLC ("SAC Associates");

          (ii) S.A.C. Capital Management, LLC ("SAC Capital Management") with respect to shares of Common Stock directly beneficially owned by SAC Associates;

          (iii) CR Intrinsic Investors, LLC ("CR Intrinsic Investors") with respect to shares of Common Stock directly beneficially owned by CR Intrinsic Investments, LLC ("CR Intrinsic Investments"); and

          (iv) Steven A. Cohen with respect to shares of Common Stock beneficially owned by SAC Capital Advisors, SAC Capital Management, SAC Associates, CR Intrinsic Investors and CR Intrinsic Investments.

     SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors and Mr. Cohen expressly disclaim beneficial ownership of securities directly beneficially owned by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons' management and control (collectively, the "Reporting Persons").

     (b) The address of the principal business office of (i) SAC Capital Advisors, CR Intrinsic Investors and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902 and (ii) SAC Capital Management is 540 Madison Avenue, New York, New York 10022.

     (c) The principal business of each of SAC Capital Advisors and SAC Capital Management is to serve as investment manager to a variety of private investment funds, including SAC Associates, and to control the investing and trading in securities by these private investment funds. The principal business of CR Intrinsic Investors is to serve as investment manager to CR Intrinsic Investments and to control the investing and trading in securities by CR Intrinsic Investments. The principal business of Mr. Cohen is to serve as a principal of SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors and other affiliated entities.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) SAC Capital Advisors, SAC Capital Management and CR Intrinsic Investors are Delaware limited liability companies. Mr. Cohen is a United States Citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and restated in its entirety as follows:

     The Reporting Persons expended an aggregate of approximately $92,000,000 of its investment capital to purchase the 2,000,000 shares of Common Stock. Such transactions were effected in open market purchases and acquired in the ordinary course of business and are held by SAC Associates and CR Intrinsic Investments in a commingled margin account maintained at Goldman Sachs & Co., which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the applicable margin account, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin account may from time to time have debit balances. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 4.   Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended by the addition of the following information:

Based on a review of Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 5, 2007 (the "Proxy") describing a potential merger transaction that would have the effect of changing control of the Issuer, the Reporting Persons believe that the merger consideration is inadequate. Accordingly, the Reporting Persons intend to vote the shares of Common Stock held by SAC Associates and CR Intrinsic Investments, which are entitled to vote at the special meeting of shareholders described in the Proxy, against the proposed merger.

Item 5.   Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) As of the close of business on November 13, 2007, the Reporting Persons beneficially own an aggregate of 2,000,000 shares of Common Stock, representing approximately 9.4% of the shares of Common Stock outstanding. The percentages used herein are based upon 21,330,597 shares of Common Stock reported to be outstanding as of November 2, 2007 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2007.

     SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors and Mr. Cohen own directly no shares of Common Stock. Pursuant to investment management agreements, each of SAC Capital Advisors and SAC Capital Management hold all investment and voting power with respect to securities held by SAC Associates. Pursuant to an investment management agreement, CR Intrinsic Investors holds all investment and voting power with respect to securities held by CR Intrinsic Investments. By reason of the provisions of Rule 13d-3 of the Act, as amended, each of (i) SAC Capital Advisors, SAC Capital Management and Mr. Cohen may be deemed to own beneficially 1,000,000 shares of Common Stock (constituting approximately 4.7% of the shares of Common Stock outstanding) and
(ii) CR Intrinsic Investors and Mr. Cohen may be deemed to own beneficially 1,000,000 shares of Common Stock (constituting approximately 4.7% of the shares of Common Stock outstanding).

     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

          (i) SAC Capital Advisors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,000,000 shares of Common Stock, constituting 4.7% of such class of securities;

          (ii) SAC Capital Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,000,000 shares of Common Stock, constituting 4.7% of such class of securities;

          (iii) CR Intrinsic Investors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,000,000 shares of Common Stock, constituting approximately 4.7%of such class of securities;

          (iv) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,000,000 shares of Common Stock, constituting approximately 9.4% of such class of securities.

     (c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons since the filing of the Original Schedule 13D is set forth in Schedule A hereto and is incorporated herein by reference. All of such transactions were effected in open market purchases through various brokerage entities on the New York Stock Exchange.

     (d) No person other than SAC Capital Advisors, SAC Capital Management, SAC Associates, CR Intrinsic Investors, CR Intrinsic Investments and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by SAC Associates and CR Intrinsic Investments.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended and restated in its entirety as follows:

     Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

     The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps or other similar derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which shares of Common Stock may be included, or a combination of any of the foregoing. In addition to the shares of Common Stock reported herein by the Reporting Persons, S.A.C. MultiQuant Fund, LLC, an affiliate of the Reporting Persons, currently has long economic exposure to 13,617 shares of Common Stock through such contracts and another affiliate of the Reporting Persons, S.A.C. Meridian Fund, LLC, currently has long economic exposure to an additional 800 shares of Common Stock through such contracts. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Item 7.   Material to be filed as Exhibits.

1.   Schedule A - Trading History

                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2007


                               S.A.C .CAPITAL ADVISORS, LLC


                               By:   /s/ Peter Nussbaum
                                     -------------------------------------------
                                      Name:  Peter Nussbaum
                                      Title: Authorized Person


                               S.A.C. CAPITAL MANAGEMENT, LLC


                               By:   /s/ Peter Nussbaum
                                     -------------------------------------------
                                      Name:  Peter Nussbaum
                                      Title: Authorized Person


                               CR INTRINSIC INVESTORS, LLC


                               By:   /s/ Peter Nussbaum
                                     -------------------------------------------
                                      Name:  Peter Nussbaum
                                      Title: Authorized Person


                               STEVEN A. COHEN


                                By:   /s/ Peter Nussbaum
                                     -------------------------------------------
                                      Name:  Peter Nussbaum
                                      Title: Authorized Person


                                                              Schedule A
                                                              ----------

                                                   TRADING HISTORY, EDO CORPORATION

----------------- ----------------------------------------------- ----------------------- -----------------------

      Date                         Company Name                           Amount           Price Per Share ($)
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/1/2007  S.A.C. Meridian Fund, LLC                                         -800                   58.00
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/12/2007  CR Intrinsic Investments, LLC                                    70000                 56.9833
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/12/2007  CR Intrinsic Investments, LLC                                      200                   57.05
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/12/2007  CR Intrinsic Investments, LLC                                      978                   57.08
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/12/2007  CR Intrinsic Investments, LLC                                        5                  57.085
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/12/2007  CR Intrinsic Investments, LLC                                      188                   57.09
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/12/2007  CR Intrinsic Investments, LLC                                     1800                  57.095
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/12/2007  CR Intrinsic Investments, LLC                                     5625                   57.10
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/12/2007  CR Intrinsic Investments, LLC                                      700                  57.105
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/12/2007  CR Intrinsic Investments, LLC                                      200                   57.11
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/12/2007  CR Intrinsic Investments, LLC                                      100                  57.115
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/12/2007  CR Intrinsic Investments, LLC                                     1896                   57.12
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/12/2007  CR Intrinsic Investments, LLC                                      525                  57.125
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/12/2007  CR Intrinsic Investments, LLC                                     4159                   57.13
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/12/2007  CR Intrinsic Investments, LLC                                     1500                  57.135
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/12/2007  CR Intrinsic Investments, LLC                                    51900                   57.14
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/12/2007  CR Intrinsic Investments, LLC                                     1372                  57.145
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/12/2007  CR Intrinsic Investments, LLC                                      200                  57.146
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/12/2007  CR Intrinsic Investments, LLC                                    31012                   57.15
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/12/2007  CR Intrinsic Investments, LLC                                      100                  57.155
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/12/2007  CR Intrinsic Investments, LLC                                     2200                   57.16
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/12/2007  CR Intrinsic Investments, LLC                                      800                  57.165
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/12/2007  CR Intrinsic Investments, LLC                                    10500                   57.17
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/12/2007  CR Intrinsic Investments, LLC                                     5600                   57.18
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/12/2007  CR Intrinsic Investments, LLC                                     5100                  57.185
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/12/2007  CR Intrinsic Investments, LLC                                     6500                   57.19
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/12/2007  CR Intrinsic Investments, LLC                                     6840                   57.20
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                      100                   56.99
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                     2486                   57.00
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                     3307                   57.01
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                      300                   57.03
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                      200                  57.035
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                     1460                   57.04
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                    51300                   57.05
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                      600                   57.07
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                      200                  57.085
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                     2900                   57.09
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                     2048                   57.10
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                      200                   57.11
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                     2740                   57.12
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                      900                  57.125
----------------- ----------------------------------------------- ----------------------- -----------------------


      11/13/2007  CR Intrinsic Investments, LLC                                     2100                   57.13
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                     1200                  57.135
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                     2200                   57.14
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                     1100                  57.145
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                    30900                   57.15
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                      200                   57.18
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                      600                  57.185
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                    22706                   57.19
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                    11900                 57.1984
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                   170294                   57.20
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                      600                   57.21
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                      200                  57.215
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                     2159                   57.22
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                     5700                   57.23
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                     6300                   57.24
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                      100                  57.245
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                    38100                   57.25
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                      400                  57.255
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                     6400                   57.26
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                      600                  57.265
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                     5998                   57.27
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                      600                   57.28
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                      500                   57.29
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                      500                  57.295
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                    80000                 57.2992
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                    29202                   57.30
----------------- ----------------------------------------------- ----------------------- ------------------------
      11/13/2007  CR Intrinsic Investments, LLC                                      200                  57.305
----------------- ----------------------------------------------- ----------------------- -----------------------
      11/13/2007  CR Intrinsic Investments, LLC                                      500                   57.31
----------------- ----------------------------------------------- ----------------------- -----------------------
